Filed pursuant to Rule 424(b)(2)
Registration Number 333-109453
PROSPECTUS SUPPLEMENT
(To Prospectus dated October 14, 2003)

$60,000,000

Entergy Arkansas, Inc.

FIRST MORTGAGE BONDS,

6.38% SERIES DUE NOVEMBER 1, 2034

We are offering $60 million of our First Mortgage Bonds, 6.38% Series due November 1, 2034. We will pay interest on the bonds on May 1 and November 1 of each year. The first interest payment on the bonds will be made on May 1, 2005. The bonds will be redeemable at our option, in whole or in part, (i) at any time prior to November 1, 2009 at the make-whole redemption price described in this prospectus supplement, and (ii) at any time on or after November 1, 2009 prior to maturity of the bonds, at a redemption price equal to 100% of the principal amount of the bonds being redeemed, plus, in each case, accrued and unpaid interest thereon to the redemption date. The bonds will be issued in denominations of $1,000 and integral multiples thereof.

As described in the accompanying prospectus, the bonds are a series of first mortgage bonds issued under our mortgage, which has the benefit of a first mortgage lien on substantially all of our property.

Investing in the bonds involves risks. See “Risk Factors” beginning on page S-3.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

		Underwriting	Proceeds to
	Price to	Discounts and	Entergy Arkansas
	Public	Commissions	(before expenses)

Per bond	99.901%	0.875%	99.026%
Total	$59,940,600	$525,000	$59,415,600

The price to public will also include any interest that has accrued on the bonds since their issue date if delivered after that date.

The underwriters expect to deliver the bonds to purchasers through The Depository Trust Company on or about October 12, 2004.

Joint Bookrunners

Calyon Securities (USA)	Citigroup

Stephens Inc.

October 5, 2004

      You should rely only on the information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus. We have not authorized anyone else to provide you with different information. You should not assume that the information contained in this prospectus supplement, the accompanying prospectus or the documents incorporated by reference is accurate as of any date other than as of the dates of these documents or the dates these documents were filed with the SEC. We are not making an offer of the bonds in any state where the offer is not permitted.

TABLE OF CONTENTS

Prospectus Supplement

Prospectus

Risk Factors	2
Forward-Looking Information	3
About This Prospectus	4
Entergy Arkansas, Inc	4
Ratios of Earnings to Fixed Charges	5
Where You Can Find More Information	5
Use of Proceeds	6
Description of the First Mortgage Bonds	6
Description of Debt Securities	11
Book-Entry Only Securities	17
Experts and Legality	19
Plan of Distribution	19

RISK FACTORS

      In considering whether to purchase the bonds being offered, you should carefully consider the information we have included or incorporated by reference in this prospectus supplement and the accompanying prospectus. In particular, you should carefully consider the risk factors described below, as well as the factors listed in “Forward-Looking Information.” These risk factors update and restate the risk factors contained in the accompanying prospectus and therefore are intended to supersede those risk factors.

Ownership of nuclear generating facilities creates business, financial and waste disposal risks.

      We own Units 1 and 2 of the Arkansas Nuclear One Steam Electric Generation Station, a nuclear powered generating station with a total net generating capacity of approximately 1800 MW. As a result, we are subject to the risks arising from owning and operating a nuclear generating facility. These include the risks arising from the use, storage, handling and disposal of high-level and low-level radioactive materials, limitations on the amounts and types of insurance commercially available in respect of losses that might arise in connection with nuclear operations, and uncertainties with respect to the technological and financial aspects of decommissioning nuclear plants at the end of their licensed lives (our operating license for Unit 1 expires in 2034, and our operating license for Unit 2 expires in 2018).

      In addition, concerns are being expressed in public forums about the safety of nuclear generation units and nuclear fuel. These concerns have led to various proposals to federal authorities for legislative and regulatory changes that could lead to the shut-down of nuclear units, denial of life extension applications, unavailability of sites for spent nuclear fuel disposal, or other adverse effects on owning and operating nuclear generation facilities. If any of the proposals relating to legislative and regulatory changes become effective, it could have a material adverse effect on our results of operations, financial condition and liquidity.

An adverse decision by the Federal Energy Regulatory Commission in the proceeding relating to the System Agreement among the System Operating Companies could result in a material increase in production costs allocated to us.

      The rates that we charge for our services are an important item affecting our financial position, results of operation and liquidity. We are heavily regulated, and the regulation of the rates that we charge our customers is determined, in large part, outside our control by governmental organizations, including the APSC and the Federal Energy Regulatory Commission (“FERC”). We are routinely involved in proceedings, including general rate cases and proceedings relating to various other aspects of our rates. Our fuel costs are also recovered from customers on a delayed basis, subject to regulatory scrutiny. This regulatory risk represents our largest potential exposure to price changes in the commodity markets.

      We have historically engaged, with Entergy Gulf States, Inc., Entergy Louisiana, Inc., Entergy Mississippi, Inc. and Entergy New Orleans, Inc. (collectively, the “System Operating Companies”), in the coordinated planning, construction, and operation of generating and transmission facilities under the terms of an agreement called the System Agreement that has been approved by the FERC. Litigation involving the System Agreement is being pursued by the Louisiana Public Service Commission (the “LPSC”) at both the FERC and before itself. These proceedings include challenges to the allocation of costs as defined by the System Agreement, raise questions of imprudence by the System Operating Companies in their execution of the System Agreement, and seek support for local regulatory authority over System Agreement issues.

      In the proceeding at FERC, the LPSC alleges that our annual production costs over the period 2002 to 2007 will be under the average for the System Operating Companies by $130 to $278 million. This range of results is a function of assumptions regarding such things as future natural gas prices, the future market price of electricity, and other factors.

      In February 2004 a FERC administrative law judge (the “ALJ”) issued an initial decision in the proceeding. The initial decision rendered some issues in favor of the relief sought by the LPSC and rendered some issues against the relief sought by the LPSC. We and the other System Operating Companies continue to assess the potential effects of the ALJ’s initial decision. It appears that the shift in total production costs under the terms of the ALJ’s initial decision would not be as great as that sought in the LPSC’s complaint, but would still be substantial. Several parties, including us and the FERC staff, filed briefs on exceptions in response to the ALJ’s initial decision. FERC does not have a deadline by which it must decide the proceeding, and we do not expect a FERC decision until 2005.

      If FERC grants the relief requested by the LPSC, the relief may result in a material increase in production costs allocated to us. We believe that any changes in the allocation of production costs resulting from a FERC decision should result in similar rate changes for retail customers. Thus, we do not believe that this proceeding will have a material effect on our financial condition, although neither the timing nor the outcome of the proceedings at FERC can be predicted at this time.

      On February 10, 2004, the APSC issued an order of investigation in which it discussed the negative effect that implementation of the FERC ALJ’s initial decision would have on our customers. The APSC order includes a preliminary estimate that the FERC ALJ’s initial decision would shift approximately $125 million of costs for the year 2003 to our retail customers and would shift an average of approximately $113 million per year for the years 2004-2011 to our retail customers. The APSC order establishes an investigation into whether our continued participation in the System Agreement is in the best interest of our customers, and whether there are steps that we or the APSC can take “to protect [our customers] from future attempts by Louisiana, or any other Entergy retail regulator to shift its high costs to Arkansas.” We filed our initial testimony in response to the APSC order of investigation. The testimony emphasizes that the ALJ’s initial decision is not a final order by the FERC; briefly discusses some of the aspects of the initial decision that are included in our exceptions filed with FERC; emphasizes that we will seek to reverse the production cost-related portions of the initial decision; and states that we believe that it is premature, before FERC makes a decision, for us to determine whether our continued participation in the System Agreement is appropriate.

RECENT DEVELOPMENT

      On September 23, 2004, Entergy Corporation, our parent company and the parent company of Entergy Gulf States, Inc., Entergy Louisiana, Inc., Entergy Mississippi, Inc., Entergy New Orleans, Inc., and other companies, announced that, based primarily on recent weather patterns and events, it expects its third quarter 2004 earnings to be less than that reported in the comparable period of 2003. Similarly, we expect our third quarter 2004 earnings to be significantly less than that reported in the comparable period of 2003 primarily as the result of weather in our service territory during the third quarter of 2004, which was significantly milder than experienced in more than a decade.

FORWARD-LOOKING INFORMATION

      From time to time, we make statements concerning our expectations, beliefs, plans, objectives, goals, strategies, and future events or performance. Those statements are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Although we believe that these forward-looking statements and the underlying assumptions are reasonable, we cannot provide assurance that they will prove correct. Except to the extent required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

      Forward-looking statements involve a number of risks and uncertainties, and there are factors that could cause actual results to differ materially from those expressed or implied in the statements. Some of those factors (in addition to others described elsewhere in this prospectus supplement and in subsequent securities filings) include:

•	resolution of pending and future rate cases and negotiations and other regulatory decisions, including those related to the System Agreement and our utility supply plan;

•	our ability to reduce our operation and maintenance costs, including the uncertainty of negotiations with unions to agree with such reductions;

•	the performance of our generating plants, and particularly the capacity factor at our nuclear generating facilities;

•	changes in regulation of nuclear generating facilities and nuclear materials and fuel, including possible shutdown of nuclear generating facilities;

•	resolution of any pending or future application for a license extension for our nuclear generating facilities;

•	the prices and availability of power that we must purchase for our utility customers;

•	changes in the financial markets, particularly those affecting the availability of capital and our ability to refinance existing debt and to fund investments;

•	actions of rating agencies, including changes in the ratings of debt and preferred stock and changes in the rating agencies’ criteria;

•	changes in inflation and interest rates;

•	volatility and changes in markets for electricity, natural gas, uranium, and other energy-related commodities;

•	changes in utility regulation, including the beginning or end of retail and wholesale competition, the ability to recover net utility assets and other potential stranded costs, and the establishment of a regional transmission organization that includes our service territory and the establishment of market power criteria by FERC;

•	uncertainty regarding the establishment of permanent sites for spent nuclear fuel storage and disposal;

•	changes in law resulting from proposed energy legislation;

•	changes in environmental, tax, and other laws, including requirements for reduced emissions of sulfur, nitrogen, carbon, mercury, and other substances;

•	the economic climate, and particularly growth in our service territory;

•	variations in weather and other natural disasters;

•	advances in technology;

•	the potential effects of threatened or actual terrorism and war;

•	the potential impact of changes in federal, state and local tax laws;

•	the effects of litigation;

•	changes in accounting standards, corporate governance and securities law requirements; and

•	our ability to attract and retain talented management and directors.

WHERE YOU CAN FIND MORE INFORMATION

      The SEC allows us to “incorporate by reference” the information filed by us with the SEC, which means that we can refer you to important information without restating it in this prospectus supplement and the accompanying prospectus. The information incorporated by reference is considered to be part of this prospectus supplement and the accompanying prospectus and should be read with the same care. We incorporate by reference our Annual Report on Form 10-K for the year ended December 31, 2003, our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2004 and June 30, 2004, our Current Reports on Form 8-K dated February 20, 2004 (filed February 23, 2004) and March 11, 2004 (filed April 13, 2004), and any future filings that we make with the SEC under the Securities Exchange Act of 1934 if the filings are made prior to the time that all of the bonds are sold in this offering. You can also find more information about us from the sources described under “Where You Can Find More Information” in the accompanying prospectus.

SELECTED FINANCIAL INFORMATION

(Dollars in Thousands)

      You should read our selected financial information set forth below in conjunction with the financial statements and other financial information contained in the documents incorporated by reference.

	For the twelve months ended

		December 31,
	June 30,

	2004	2003	2002	2001	2000

	(unaudited)
Income Statement Data:
Operating Revenues	$1,601,006	$1,589,670	$1,561,110	$1,776,776	$1,762,635
Operating Income	266,354	297,189	302,209	379,690	310,020
Interest Expense (net)	77,799	83,495	98,511	105,561	91,812
Net Income	113,879	126,009	135,643	178,185	137,047
Ratio of Earnings to Fixed Charges(1)	3.10	3.17	2.79	3.29	3.01

	As of June 30, 2004

	Amount	Percent

Balance Sheet Data:
First Mortgage Bonds	$840,000	30.2%
Other Long-Term Debt(2)	499,286	18.0
Shareholders’ Equity:
Preferred Stock (without sinking fund)	116,350	4.2
Common Stock and Paid-in-Capital	591,597	21.3
Retained Earnings	729,790	26.3

Total Shareholders’ Equity	1,437,737	51.8

Total Capitalization	$2,777,023	100.0%

(1)	As defined in Regulation S-K of the SEC, “Earnings” represents the aggregate of (a) income before the cumulative effect of a change in accounting, (b) taxes based on income, (c) investment tax credit adjustment — net and (d) fixed charges. “Fixed Charges” include interest (whether expensed or capitalized), related amortization and interest applicable to rentals charged to operating expenses.

(2)	In addition, as of June 30, 2004, we had approximately $51.3 million of obligations under capital leases.

USE OF PROCEEDS

      We anticipate our net proceeds from the sale of the bonds will be approximately $59 million after deducting discounts and commissions and estimated offering expenses of approximately $270,000. We will use the net proceeds we receive from the issuance and sale of the bonds, together with other available corporate funds, to redeem prior to maturity $60 million in aggregate liquidation preference of the 8.50% Cumulative Quarterly Income Preferred Securities, Series A, issued by Entergy Arkansas Capital I, at a redemption price equal to 100% of the aggregate liquidation preference thereof plus accumulated and unpaid distributions thereon to the redemption date. Pending the application of the net proceeds, we will invest them in short term, highly liquid, high-rated money market instruments and/or the Entergy System Money Pool.

DESCRIPTION OF THE BONDS

Interest, Maturity and Payment

      We are offering $60 million of First Mortgage Bonds, 6.38% Series due November 1, 2034. We will pay interest on the bonds on May 1 and November 1 of each year, beginning on May 1, 2005. As long as the bonds are registered in the name of DTC or its nominee, the record date for interest payable on any interest payment date shall be the close of business on the Business Day immediately preceding such interest payment date. Interest starts to accrue from the date that the bonds are issued. The bonds will be issued on the basis of net property additions. As of August 31, 2004, approximately $101 million of first mortgage bonds could have been issued on the basis of net property additions, and approximately $984 million of first mortgage bonds could have been issued on the basis of retired bond credits. We have agreed to pay interest on any overdue principal and, if such payment is enforceable under applicable law, on any overdue installment of interest on the bonds at a rate of 6% per annum to holders of record at the close of business on the Business Day immediately preceding our payment of such interest.

      Interest on the bonds will be computed on the basis of a 360-day year of twelve 30-day months. If any interest payment date or the maturity date falls on a day that is not a Business Day, the payment due on that interest payment date or the maturity date will be made on the next Business Day, and without any interest or other payment in respect of such delay.

Form and Denomination

      The bonds will be issued in denominations of $1,000 and integral multiples thereof. The bonds will be represented by a global certificate without coupons registered in the name of a nominee of DTC. As long as the bonds are registered in the name of DTC or its nominee, we will pay principal, any premium, and interest due on the bonds to DTC. DTC will then make payment to its participants for disbursement to the beneficial owners of the bonds as described in the accompanying prospectus under the heading “Book-Entry Only Securities”.

Optional Redemption

      We may redeem the bonds, in whole or in part, at our option, on not less than 30 days’ nor more than 60 days’ notice, (i) at any time prior to November 1, 2009, at a redemption price equal to the greater of (a) 100% of the principal amount of the bonds being redeemed and (b) as determined by the Independent Investment Banker, the sum of (x) the present value of the payment on November 1, 2009 of the principal amount of the bonds being redeemed plus (y) the sum of the present values of the remaining scheduled payments of interest on the bonds being redeemed to November 1, 2009 (excluding the portion of any such interest accrued to the redemption date), discounted (for purposes of determining such present values) to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate plus 0.25%, and (ii) at any time on or after November 1, 2009, prior to maturity of the bonds, at a redemption price equal to 100% of the principal amount of the bonds being redeemed, plus, in each case, accrued and unpaid interest thereon to the redemption date.

      If, at the time notice of redemption is given, the redemption monies are not held by the corporate trustee, the redemption may be made subject to receipt of such monies before the date fixed for redemption, and such notice shall be of no effect unless such monies are so received.

      We may apply cash we deposit under any provision of the mortgage, with certain exceptions, to the redemption or purchase, including the purchase from us, of first mortgage bonds of any series including the bonds offered by this prospectus supplement.

Certain Definitions

      “Adjusted Treasury Rate” means, with respect to any redemption date:

(1) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after November 1, 2009, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Adjusted Treasury Rate shall be interpolated or extrapolated from such yields on a straight line basis rounding to the nearest month); or

(2) if such release (or any successor release) is not published during the week preceding the calculation date for the Adjusted Treasury Rate or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

      The Adjusted Treasury Rate shall be calculated on the third Business Day preceding the redemption date.

      “Business Day” means any day other than a Saturday or a Sunday or a day on which banking institutions in The City of New York are authorized or required by law or executive order to remain closed or a day on which the corporate trust office of the corporate trustee is closed for business.

      “Comparable Treasury Issue” means the United States Treasury security selected by the Independent Investment Banker as having a maturity comparable to November 1, 2009 that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to November 1, 2009.

      “Comparable Treasury Price” means, with respect to any redemption date, (1) the average of five Reference Treasury Dealer Quotations for such redemption date after excluding the highest and lowest such Reference Treasury Dealer Quotations or (2) if the Independent Investment Banker obtains fewer than five such Reference Treasury Dealer Quotations, the average of all such Reference Treasury Dealer Quotations.

      “Independent Investment Banker” means one of the Reference Treasury Dealers that we appoint to act as the Independent Investment Banker from time to time or, if any of such firms is unwilling or unable to select the Comparable Treasury Issue, an independent investment banking institution of national standing appointed by us.

      “Reference Treasury Dealer” means (1) Citigroup Global Markets, Inc. and its successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”), we will substitute therefor another Primary Treasury Dealer, and (2) any other Primary Treasury Dealer selected by the Independent Investment Banker after consultation with us.

      “Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker at 5:00 p.m. on the third Business Day preceding such redemption date.

Dividend Covenant

      We will covenant that, so long as any bonds remain outstanding, we will not pay any cash dividends on common stock or repurchase common stock after September 30, 2004 if, after giving effect to such dividends or purchases, the aggregate amount of such dividends or purchases after September 30, 2004 (other than dividends we have declared on or before September 30, 2004) exceeds credits to retained earnings after September 30, 2004 plus $350 million plus such additional amounts as the SEC shall approve under the Public Utility Holding Company Act of 1935.

Sinking or Improvement Fund

      The bonds are not subject to redemption under any sinking or improvement fund.

Maintenance and Replacement Fund

      The bonds will not be entitled to the benefits of a maintenance and replacement fund. However, so long as any series of first mortgage bonds created prior to March 1, 1996 is outstanding, we will be required to comply with the maintenance and replacement fund requirements described under the heading “Description of the First Mortgage Bonds — Maintenance and Replacement Fund” in the accompanying prospectus.

Additional Information

      For additional information about the bonds, see “Description of the First Mortgage Bonds” in the accompanying prospectus, including:

      (1) additional information about the terms of the bonds, including security,

      (2) general information about our mortgage and the trustees,

      (3) a description of certain restrictions contained in our mortgage,

      (4) a description of events of default under our mortgage, and

      (5) a description of reservations of rights to amend certain provisions of our mortgage without your consent.

UNDERWRITING

      Under the terms and conditions set forth in the underwriting agreement, dated the date of this prospectus supplement, we have agreed to sell each of the underwriters named below, and each of the underwriters has severally agreed to purchase, the principal amounts of bonds set forth opposite its name below:

Principal
Amount of
Name	Bonds

Calyon Securities (USA) Inc.	$28,500,000
Citigroup Global Markets Inc.	$28,500,000
Stephens Inc.	$3,000,000

Total	$60,000,000

      Under the terms and conditions of the underwriting agreement, the underwriters have committed, subject to the terms and conditions set forth therein, to take and pay for all of the bonds if any are taken, provided, that under certain circumstances involving a default of an underwriter, less than all of the bonds may be purchased.

      The underwriters have advised us that they propose to offer all or part of the bonds directly to purchasers at the price to public set forth on the cover page of this prospectus supplement and to certain securities dealers at such price less a concession not in excess of 0.50% of the principal amount of the bonds. The underwriters may allow, and such dealers may reallow to certain brokers and dealers, a concession not in excess of 0.25% of the principal amount of the bonds. After the bonds are released for sale to the public, the price to public and other selling terms may from time to time be varied by the underwriters.

      We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

      There is presently no trading market for the bonds and there is no assurance that a market will develop since we do not intend to apply for listing of the bonds on a national securities exchange. Although they are under no obligation to do so, the underwriters presently intend to act as market makers for the bonds in the secondary trading market, but may discontinue such market-making at any time without notice. No assurance can be given as to the liquidity of the trading market for the bonds.

      In order to facilitate the offering of the bonds, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the bonds. Specifically, the underwriters may overallot in connection with the offering, creating a short position in the bonds for their own accounts. In addition, to cover overallotments or to stabilize the price of the bonds, the underwriters may bid for, and purchase, the bonds in the open market. Finally, the underwriters may reclaim selling concessions allowed to a dealer for distributing the bonds in the offering, if they repurchase previously distributed bonds in transactions to cover syndicate short positions, in stabilizing transactions or otherwise. Any of these activities may stabilize or maintain the market price of the bonds above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time.

      Certain underwriters or their affiliates may engage, or have engaged in various general financing and banking transactions from time to time with us or our affiliates. Affiliates of certain of the underwriters are lenders under certain Entergy System credit facilities.

EXPERTS

      The financial statements and the related financial statement schedule incorporated in this prospectus supplement and the accompanying prospectus by reference from our Annual Report on Form 10-K for the year ended December 31, 2003, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

PROSPECTUS

$600,000,000

First Mortgage Bonds

Debt Securities

ENTERGY ARKANSAS, INC.

425 West Capitol Avenue
Little Rock, Arkansas 72201
(501) 377-4000

Entergy Arkansas —

•	May periodically offer its First Mortgage Bonds and/or its Debt Securities in one or more series; and

•	Will determine the price and other terms of each series of securities when sold, including whether any series will be subject to redemption prior to maturity.

The First Mortgage Bonds —

•	Will be secured by a mortgage that constitutes a first mortgage lien on substantially all of our property; and

•	Will not be listed on a national securities exchange or the Nasdaq Stock Market unless otherwise indicated in the accompanying prospectus supplement.

The Debt Securities —

•	Will be unsecured and will rank equally with all of our other unsecured and unsubordinated debt;

•	Will be effectively subordinated to all of our secured debt, including our First Mortgage Bonds, as to the collateral pledged to support our secured debt; and

•	Will not be listed on a national securities exchange or the Nasdaq Stock Market unless otherwise indicated in the accompanying prospectus supplement.

Securityholders —

•	Will receive interest payments in the amounts and on the dates specified in the accompanying prospectus supplement.

      This prospectus may be used to offer and sell series of securities only if accompanied by the prospectus supplement for that series. We will provide the specific terms of these securities, including their offering prices, interest rates and maturities, in supplements to this prospectus. The supplements may also add, update or change information in this prospectus. You should read this prospectus and any supplements carefully before you invest.

      Investing in the securities being offered hereby involves risks. See “Risk Factors” beginning on page 2.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

      We may offer these securities directly or through underwriters, agents or dealers. Each prospectus supplement will provide the terms of the plan of distribution relating to each series of securities.

October 14, 2003

RISK FACTORS

      In considering whether to purchase the securities being offered, you should carefully consider the information we have included or incorporated by reference in this prospectus. In particular, you should carefully consider the risk factors described below, as well as the factors listed in “Forward Looking Information” immediately following the risk factors.

Ownership of a nuclear generating facility creates business, financial and waste disposal risks.

      We own Units 1 and 2 of the Arkansas Nuclear One Steam Electric Generation Station, a nuclear powered generating station with a total net generating capacity of approximately 1,800 MW. As a result, we are subject to the risks arising from owning and operating a nuclear generating facility. These include the risks arising from the use, storage, handling and disposal of high-level and low-level radioactive materials, limitations on the amounts and types of insurance commercially available in respect of losses that might arise in connection with nuclear operations, and uncertainties with respect to the technological and financial aspects of decommissioning nuclear plants at the end of their licensed lives (our operating license for Unit 1 expires in 2034, and our operating license for Unit 2 expires in 2018).

      In addition, concerns are being expressed in public forums about the safety of nuclear generation units and nuclear fuel. These concerns have led to various proposals to federal authorities for legislative and regulatory changes that could lead to the shut down of nuclear units, denial of life extension applications, unavailability of sites for spent nuclear fuel disposal, or other adverse effects on owning and operating nuclear generation facilities. If any of the proposals relating to legislative and regulatory changes become effective, it could have a material adverse effect on our results of operations or financial condition.

An adverse decision by the Federal Energy Regulatory Commission in the proceeding relating to the System Agreement among us, Entergy Gulf States, Inc., Entergy Louisiana, Inc., Entergy Mississippi, Inc. and Entergy New Orleans, Inc. could result in a material increase in production costs allocated to us.

      The rates that we charge for our services are an important item affecting our financial position, results of operation and liquidity. We are heavily regulated, and the regulation of the rates that we charge our customers is determined, in large part, outside our control by governmental organizations, including the Arkansas Public Service Commission (“APSC”) and the Federal Energy Regulatory Commission (“FERC”). We are routinely involved in proceedings, including general rate cases and proceedings relating to various other aspects of our rates. Our fuel costs are also recovered from customers on a delayed basis, subject to regulatory scrutiny. This regulatory risk represents our largest potential exposure to price changes in the commodity markets.

      We have historically engaged, with Entergy Gulf States, Inc., Entergy Louisiana, Inc., Entergy Mississippi, Inc. and Entergy New Orleans, Inc. (“ENO”) (collectively, the “System Operating Companies”), in the coordinated planning, construction and operation of generating and transmission facilities under the terms of an agreement called the System Agreement. The Louisiana Public Service Commission (“LPSC”) and the Council of the City of New Orleans (“CNO”) commenced a proceeding in 2001 at the FERC that requests amendments to the System Agreement, particularly in the area of production cost equalization. The LPSC and the CNO also allege that certain provisions of the System Agreement increase costs paid by the ratepayers in their jurisdictions. Entergy Corporation companies, including the System Operating Companies, filed a response to the complaint in July 2001 denying the allegations of the LPSC and the CNO. The APSC and the Mississippi Public Service Commission also filed responses opposing the relief sought by the LPSC and the CNO.

      In their complaint, the LPSC and the CNO allege that our annual production costs over the period 2002 to 2007 will be $130 million to $278 million below the average production costs for the System Operating Companies. This range of results is a function of assumptions regarding such things as future natural gas prices, the future market price of electricity, and other factors. In February 2002, the FERC set the matter for hearing and established a refund effective period consisting of the 15 months following September 13, 2001. A subsequent extension of the hearing schedule also extended the refund effective period by 120 days. Hearings were held during the months of July and August 2003, and a post-hearing briefing schedule has been established. The schedule anticipates a decision from the presiding FERC administrative law judge in February 2004. In addition, the parties to the proceeding are engaged in post-hearing settlement talks. If FERC grants the relief requested in the complaint, the relief may result in a material increase in production costs allocated to us. We believe that any changes in the allocation of production costs resulting from a FERC decision should result in similar rate changes for retail customers. Thus, we do not believe that this proceeding will have a material effect on our financial condition, although we cannot predict at this time either the timing or the outcome of the proceedings at the FERC or the timing of any subsequent cost recovery proceeding at the APSC.

      In March 2003, ENO and the advisors to the CNO presented to the CNO an agreement in principle that would settle ENO’s rate and resource plan proceedings currently before the CNO and would also result in the CNO withdrawing as a complainant in the FERC System Agreement proceeding. The CNO approved the agreement in principle on May 15, 2003. Certain intervenors in the proceeding have appealed the CNO’s approval to the Civil District Court for the Parish of Orleans. Pursuant to the agreement in principle approved by the CNO, the CNO withdrew as a complainant from the FERC System Agreement proceeding, but continues to participate as an intervenor. On May 30, 2003, the FERC accepted for filing the purchased power agreements that comprise ENO’s resource plan, effective June 1, 2003. ENO has obtained all regulatory approvals upon which the agreement in principle was conditioned.

FORWARD-LOOKING INFORMATION

      From time to time, we make statements concerning our expectations, beliefs, plans, objectives, goals, strategies, and future events or performance. Those statements are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Although we believe that these forward-looking statements and the underlying assumptions are reasonable, we cannot provide assurance that they will prove to be correct.

      Forward-looking statements involve a number of risks and uncertainties, and there are factors that could cause actual results to differ materially from those expressed or implied in the statements. Some of those factors (in addition to others described elsewhere in this prospectus, any prospectus supplement and the documents incorporated by reference) include:

•	resolution of future rate cases and negotiations and other regulatory decisions, including those decisions related to our utility supply plan

•	our ability to reduce our operation and maintenance costs, including the uncertainty of negotiations with unions to agree with such reductions

•	the performance of our generating plants, and particularly the capacity factor at our nuclear generating facilities

•	changes in regulation of nuclear generating facilities and nuclear materials and fuel, including possible shutdown of nuclear generating facilities

•	the prices and availability of power that we must purchase for our utility customers

•	changes in the financial markets, particularly those affecting the availability of capital and our ability to refinance existing debt and to fund capital expenditures

•	actions of rating agencies, including changes in the ratings of debt and preferred stock

•	changes in inflation and interest rates

•	volatility and changes in markets for electricity, natural gas, and other energy-related commodities

•	changes in utility regulation, including wholesale competition, the ability to recover net utility assets and other potential stranded costs, and the establishment of a regional transmission organization

•	changes in environmental, tax and other laws, including requirements for reduced emissions of sulfur, nitrogen, carbon, and other substances

•	the economic climate, and particularly growth in our service territory

•	variations in weather and other natural disasters

•	advances in technology

•	the potential impacts of threatened or actual terrorism and war

•	the effects of litigation

•	changes in accounting standards

•	changes in corporate governance and securities law requirements

•	our ability to attract and retain talented management and directors

ABOUT THIS PROSPECTUS

      This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, utilizing a “shelf” registration process. Under this shelf process, we may sell the securities described in this prospectus in one or more offerings up to a total dollar amount of $600,000,000. This prospectus provides a general description of the securities being offered. Each time we sell a series of securities we will provide a prospectus supplement containing specific information about the terms of that series of securities and the related offering. It is important for you to consider the information contained in this prospectus and the related prospectus supplement together with additional information described under the heading “Where You Can Find More Information” in making your investment decision.

ENTERGY ARKANSAS, INC.

      Entergy Arkansas, Inc. is an electric public utility company providing service to customers in the State of Arkansas since 1926. We also provide retail electric service to a small number of customers in Tennessee.

      We are owned by Entergy Corporation, which is a registered public utility holding company under the Public Utility Holding Company Act of 1935. The other major public utilities owned by Entergy Corporation are Entergy Gulf States, Inc., Entergy Louisiana, Inc., Entergy Mississippi, Inc. and Entergy New Orleans, Inc. Entergy Corporation also owns all of the common stock of System Energy Resources, Inc., the principal asset of which is its interest in the Grand Gulf Electric Generating Station.

      Capacity and energy from Grand Gulf are allocated among Entergy Arkansas, Inc., Entergy Louisiana, Inc., Entergy Mississippi, Inc. and Entergy New Orleans, Inc. under a unit power sales agreement. Our allocated share of Grand Gulf’s capacity and energy, together with related costs is 36%. Payments we make under the Unit Power Sales Agreement are generally recovered through rates set by the APSC and the Tennessee Regulatory Authority, which regulate our electric service, rates and charges.

      Together with Entergy Louisiana, Inc., Entergy Mississippi, Inc., and Entergy New Orleans, Inc., we own all of the capital stock of System Fuels, Inc. System Fuels, Inc. is a special purpose company which implements and maintains certain programs for the purchase, delivery and storage of fuel supplies for Entergy Corporation’s utility subsidiaries.

      The information above is only a summary and is not complete. You should read the incorporated documents listed under the caption “Where You Can Find More Information” for more specific information concerning our business and affairs, including significant contingencies, significant factors and known trends, our general capital requirements, our financing plans and capabilities, and pending legal and regulatory proceedings.

RATIOS OF EARNINGS TO FIXED CHARGES

      We have calculated the ratio of earnings to fixed charges pursuant to Item 503 of SEC Regulation S-K as follows:

12 Months
Ended	Years Ended December 31,
June 30,
2003	2002	2001	2000	1999	1998

3.32	2.79	3.29	3.01	2.08	2.63

      “Earnings,” as defined by Regulation S-K, represent the aggregate of (1) income before the cumulative effect of an accounting change, (2) taxes based on income, (3) investment tax credit adjustments-net and (4) fixed charges.

      “Fixed Charges” include interest (whether expensed or capitalized), related amortization and estimated interest applicable to rentals charged to operating expenses.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed a registration statement on Form S-3 with the SEC under the Securities Act of 1933. This prospectus is part of the registration statement, but the registration statement also contains or incorporates by reference additional information and exhibits. We are subject to the informational requirements of the Securities Exchange Act of 1934 and, therefore, we are required to file annual, quarterly and current reports, proxy statements and other information with the SEC. Our filings are available to the public on the Internet at the SEC’s home page located at http://www.sec.gov or you may read and copy any document at the SEC’s public reference room located at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549-1004. Call the SEC at 1-800-732-0330 for more information about the public reference room and how to request documents.

      The SEC allows us to “incorporate by reference” the information filed by us with the SEC, which means we can refer you to important information without restating it in this prospectus. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below, along with any future filings that we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we have sold all of the securities described in this prospectus:

1. Annual Report on Form 10-K for the fiscal year ended December 31, 2002;

2. Quarterly Report on Form 10-Q for the quarter ended March 31, 2003; and

3. Quarterly Report on Form 10-Q for the quarter ended June 30, 2003.

You may access a copy of any or all of these filings, free of charge, at our web site http://www.entergy.com or by writing or telephoning us at the following address:

Mr. Christopher T. Screen
Assistant Secretary
Entergy Arkansas, Inc.
P. O. Box 61000
New Orleans, Louisiana 70161
(504) 576-4212

You may also direct your requests via e-mail to cscreen@entergy.com.

      You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not, and any underwriters, dealers or agents have not, authorized anyone else to provide you with different information about us or the securities. We are not, and any underwriters, dealers or agents are not, making an offer of the securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any other date than the date on the front of those documents or that the documents incorporated by reference in this prospectus are accurate as of any date other than the date those documents were filed with the SEC. Our business, financial condition, results of operations and prospects may have changed since those dates.

USE OF PROCEEDS

      The net proceeds from the offering of the securities will be used either (a) to acquire or redeem one or more series of our outstanding securities on their stated due dates or in some cases prior to their stated due dates or (b) for other general corporate purposes. The specific securities, if any, to be acquired or redeemed with the proceeds of a particular series of securities, and any other use of proceeds, will be set forth in the prospectus supplement relating to that series.

DESCRIPTION OF THE FIRST MORTGAGE BONDS

General

      We will issue the First Mortgage Bonds offered by this prospectus from time to time in one or more series under one or more separate supplemental indentures to the Mortgage and Deed of Trust dated as of October 1, 1944, with Deutsche Bank Trust Company Americas, successor Corporate Trustee, Stanley Burg, successor co-Trustee and, as to property in Missouri, BNY Trust Company of Missouri, successor co-Trustee, and together referred to in this prospectus as Trustees. This Mortgage and Deed of Trust, as amended and supplemented, is referred to in this prospectus as the “Mortgage.” All First Mortgage Bonds issued or to be issued under the Mortgage, including the First Mortgage Bonds offered by this prospectus, are referred to herein as “First Mortgage Bonds.”

      The statements in this prospectus and any accompanying prospectus supplement concerning the First Mortgage Bonds and the Mortgage are not comprehensive and are subject to the detailed provisions of the Mortgage. The Mortgage and a form of supplemental indenture are filed as exhibits to the registration statement. You should read these documents for provisions that may be important to you. The Mortgage has been qualified under the Trust Indenture Act of 1939. You should refer to the Trust Indenture Act for provisions that apply to the First Mortgage Bonds. Wherever particular provisions or defined terms in the Mortgage are referred to under the “Description of the First Mortgage Bonds” those provisions or defined terms are incorporated by reference in the prospectus.

Terms of Specific Series of the First Mortgage Bonds

      A prospectus supplement relating to each series of First Mortgage Bonds offered by this prospectus will include a description of the specific terms relating to the offering of that series. These terms will include any of the following terms that apply to that series:

1. the designation, or name, of the series of First Mortgage Bonds;

2. the aggregate principal amount of the series;

3. the offering price of the series;

4. the date on which the series will mature;

5. the rate or method for determining the rate at which the series will bear interest;

6. the date from which interest on the series accrues;

7. the dates on which interest on the series will be payable;

8. the prices and other terms and conditions, if any, upon which we may redeem the series prior to maturity;

9. the applicability of the dividend covenant described below to the series;

10. the terms of any insurance policy, if any, that will be provided for the payment of principal of and/or interest on the series; and

11. any other terms or provisions relating to that series that are not inconsistent with the Mortgage.

      As of August 31, 2003, we had $995 million of First Mortgage Bonds outstanding.

Maintenance and Replacement Fund

      In addition to actual expenditures for maintenance and repairs, as long as any series of First Mortgage Bonds created prior to March 1, 1996 are outstanding, the Mortgage requires us to expend or deposit each year an amount equal to $5,800,000 plus 2% of net additions to the mortgaged electric, gas, steam and/or hot water utility property made after September 30, 1959 and prior to the beginning of the year for which the deposit is made. These funds are for replacements and improvements on electric, gas, steam and/or hot water utility property and certain automotive equipment subject to the lien of the Mortgage. We can meet this requirement by:

1. depositing cash;

2. certifying gross property additions; or

3. certifying net cash expenditures for certain automotive equipment.

We may withdraw the cash against gross property additions or by waiving our right to issue First Mortgage Bonds on the basis of retired bond credits.

Sinking or Improvement Fund

      The Mortgage also provides that each series of First Mortgage Bonds may be subject to annual sinking or improvement fund payments. This amount is stated as 1% per year of the greatest amount for each of these series outstanding prior to the beginning of the year, less certain retired First Mortgage Bonds. Any series of First Mortgage Bonds that we issue under this prospectus will not be entitled to these sinking or improvement fund requirements.

Redemption and Retirement

General

      The prospectus supplement for a particular series of First Mortgage Bonds offered by this prospectus will contain the prices and other terms and conditions, if any, for redemption of that series prior to maturity.

Special Retirement Provisions

      If, during any 12-month period, we dispose of mortgaged property by order of or to any governmental authority, resulting in the receipt of $10,000,000 or more as proceeds, we, subject to certain conditions, must apply such proceeds, less certain deductions, to the retirement of outstanding First Mortgage Bonds. If this occurs, we may redeem the outstanding First Mortgage Bonds of any series that are redeemable before maturity by the application of cash deposited for this purpose at the redemption prices applicable to those First Mortgage Bonds. If any series of First Mortgage Bonds offered by this prospectus will be redeemable for this purpose, the special redemption prices applicable to that series will be set forth in the prospectus supplement related to that series.

      We have reserved the right to amend the Mortgage without any consent or other action of the holders of any series of First Mortgage Bonds created after February 29, 1996, to provide that the specific retirement provisions can be modified by a majority of the holders of First Mortgage Bonds or if all the holders of First Mortgage Bonds are not affected by the change, then by a majority of each series affected.

Security

      The First Mortgage Bonds offered by this prospectus, together with all other First Mortgage Bonds outstanding now or in the future under the Mortgage, will be secured by the Mortgage. In the opinion of our counsel, the Mortgage constitutes a first mortgage lien on substantially all of our property subject to:

1. leases of minor portions of our property to others for uses which, in the opinion of our counsel, do not interfere with our business;

2. leases of certain of our property that we do not use in our business; and

3. excepted encumbrances.

      The Mortgage does not create a lien on the following “excepted property”:

1. cash and securities;

2. certain equipment, materials and supplies;

3. automobiles and other vehicles and aircraft, timber, minerals, mineral rights and royalties;

4. receivables, contracts, leases and operating agreements; and

5. certain unimproved lands sold or to be sold.

      The Mortgage contains provisions that impose a lien of the Mortgage on property that we acquired after the date of the Mortgage, other than the excepted property, subject to pre-existing liens. However, if we consolidate or merge with, or sell substantially all of our assets to, another corporation, the lien created by the Mortgage will generally not cover the property of the successor company, other than the property it acquires from us and improvements, replacements and additions to that property.

      The Mortgage also provides that the Trustees have a lien on the mortgaged property to ensure the payment of their reasonable compensation, expenses and disbursements and for indemnity against certain liabilities. This lien takes priority over the lien securing the First Mortgage Bonds.

      The Mortgage also contains restrictions on the acquisition of property subject to liens and on the issuance of bonds under divisional or prior lien mortgages.

Issuance of Additional First Mortgage Bonds

      The maximum principal amount of First Mortgage Bonds that may be issued under the Mortgage is unlimited. First Mortgage Bonds of any series may be issued from time to time on the following bases:

1. 60% of the cost or fair value, whichever is less, of unfunded property additions after adjustments to offset retirements;

2. retirements of First Mortgage Bonds or qualified lien bonds; or

3. deposit of cash with the Trustees.

Property additions generally include, among other things, electric, gas, steam or hot water property acquired after June 30, 1944. Securities, automobiles or other vehicles or aircraft, or property used principally for the production or gathering of natural gas may not be included as property additions.

      As of June 30, 2003, we could have issued approximately $50 million of additional First Mortgage Bonds on the basis of property additions and $614 million on the basis of retired First Mortgage Bonds. We expect to issue the First Mortgage Bonds offered by this prospectus on the basis of property additions or on the basis of retired First Mortgage Bonds.

      When First Mortgage Bonds are issued on the basis of property additions as described in clause (1) above, cash as described in clause (3) above or, with certain exceptions, retired First Mortgage Bonds as described in clause (2) above, the issuance must meet an “earnings” test. The adjusted net earnings, before interest and income taxes, for 12 consecutive months of the preceding 15 months must be at least twice the annual interest requirements on all First Mortgage Bonds outstanding at the time, plus the First Mortgage Bonds to be issued, plus all indebtedness, if any, of prior rank. The adjusted net earnings are calculated after provisions are made for retirement and depreciation of property at least equal to the maintenance and replacement fund requirements for that period.

      We have reserved the right to amend the Mortgage without the consent or other action of the holders of any of the First Mortgage Bonds created after February 29, 1996, and the provisions discussed in the foregoing paragraphs describing the issuance of First Mortgage Bonds on the basis of property additions as follows:

1. to permit the issuance of First Mortgage Bonds on the basis of 80% of the cost or fair value, whichever is less, of unfunded property additions after adjustments to offset retirements; and

2. to modify the net earnings test

a. to provide that the period over which we will calculate net earnings will be 12 consecutive months of the preceding 18 months;

b. to specifically permit the inclusion in net earnings of revenues collected subject to possible refund and allowances for funds used during construction; and

c. to provide for no deduction for non-recurring charges.

      We have also reserved the right to amend the Mortgage without any consent or other action of the holders of any of the First Mortgage Bonds created after June 30, 1978 to make any form of space satellites including solar power satellites, space stations and other analogous facilities available as property additions.

      In the event that we are involved in a highly leveraged transaction, the Mortgage contains no provisions that give protection to bondholders. However, such a transaction would require the approval of the various regulatory authorities and we doubt that such approvals would be given in a highly leveraged situation.

Release and Substitution of Property

      We may release property from the lien of the Mortgage, without applying an earnings test, on the following bases:

1. the deposit of cash or, to a limited extent, purchase money mortgages;

2. property additions, after adjustments in certain cases to offset retirements and after making adjustments for qualified lien bonds, if any, outstanding against property additions; and

3. a waiver of the right to issue First Mortgage Bonds on the basis of retired bond credits.

      We can withdraw cash upon the bases stated in clause (2) and (3) above without applying any earnings test.

      The Mortgage also contains special provisions with respect to qualified lien bonds pledged and the disposition of moneys received on pledged prior lien bonds.

      We have reserved the right to amend the Mortgage without the consent or other action of the holders of any of the First Mortgage Bonds created after February 29, 1996 to permit release or substitution of property from the lien of the Mortgage on the following basis:

1. mortgaged property may be released in an amount equal to the principal amount of all the retired First Mortgage Bonds we elected to use for the release times the bonding ratio in effect at the time the First Mortgage Bonds were issued;

2. unfunded property may be released so long as we have at least $1 in unfunded property additions;

3. existing limitations on the amount of obligations secured by purchase money mortgages upon property released will be eliminated such that the property can be released;

4. transfer of all or substantially all of the property subject to the Mortgage by us is permitted provided the successor corporation assumes all our obligations under the Mortgage and we are released from the Mortgage; and

5. “Funded Property” shall mean property specified by us with a fair value determined by an independent expert not less than 10/8 of the sum of the amount of the outstanding First Mortgage Bonds and retired bond credits.

Dividend Covenant

      We may covenant that, so long as a particular series of First Mortgage Bonds remains outstanding, we will not pay any cash dividends on common stock after a selected date close to the date of the original issuance of that series of First Mortgage Bonds, other than certain dividends that we may declare prior to the date selected, except out of credits to earned surplus after this selected date plus an amount not to exceed $350 million and plus any additional amounts that the SEC may approve under the Public Utility Holding Company Act of 1935. The prospectus supplement relating to a particular series of First Mortgage Bonds will state if this covenant will apply to that series.

Modification

      Your rights as a bondholder may be modified with the consent of the holders of 66 2/3% of the outstanding First Mortgage Bonds, and, if less than all series of First Mortgage Bonds are affected, the consent also of holders of 66 2/3% of the outstanding First Mortgage Bonds of each series affected. In general, no modification of the terms:

1. of payment of principal or interest;

2. obligations for special retirement due to the order of a governmental authority;

3. affecting the lien of the Mortgage; or

4. reducing the percentage required for modification,

is effective against any bondholder without that bondholder’s consent.

      We have reserved the right to amend the Mortgage without the consent or action of any of the holders of First Mortgage Bonds created after February 29, 1996:

1. to reduce the percentage vote required to modify certain rights of the holders of the First Mortgage Bonds to a majority of the holders of all outstanding First Mortgage Bonds;

2. to provide that if a proposed change affects less than all series of outstanding First Mortgage Bonds then only the consent of a majority of the First Mortgage Bonds of each series affected is required to make this change; and

3. to permit us to amend the Mortgage without the consent of the holders of First Mortgage Bonds to make changes which do not adversely affect the interests of the holders in any material respect.

Defaults

      Defaults under the Mortgage include:

1. default in the payment of principal;

2. default for 60 days in the payment of interest or installments of funds for the retirement of First Mortgage Bonds;

3. certain events of bankruptcy, insolvency or reorganization;

4. defaults with respect to qualified lien bonds; and

5. default in other covenants for 90 days after notice.

      The Trustees may withhold notice of default, except in payment of principal, interest or funds for retirement of First Mortgage Bonds, if they determine it is in your best interests.

      The Corporate Trustee or the holders of 25% of the First Mortgage Bonds may declare the principal and interest due and payable on default. However, a majority of the holders may annul such declaration if the default has been cured. No holder of First Mortgage Bonds may enforce the lien of the Mortgage without giving the Trustees written notice of a default and unless

1. the holders of 25% of the First Mortgage Bonds have requested the Trustees in writing to act and offered them reasonable opportunity to act and indemnity satisfactory to them against the costs, expenses and liabilities to be incurred thereby; and

2. the Trustees shall have failed to act.

The holders of a majority of the First Mortgage Bonds may direct the time, method and place of conducting any proceedings for any remedy available to the Trustees or exercising any trust or power conferred upon the Trustees.

      We are required to file an annual certificate with the Trustees as to compliance with the provisions of the Mortgage and as to the absence of a default with respect to any of the covenants in the Mortgage.

DESCRIPTION OF DEBT SECURITIES

General

      The Debt Securities will be our direct unsecured general obligations. We will issue the debt securities offered by this prospectus from time to time in one or more series under one or more separate indentures between us and the financial institution(s) that we will name in the prospectus supplement, as Trustee. This indenture or these indentures are collectively referred to in this prospectus as the “indenture.”

      The following description summarizes certain general terms and provisions of the debt securities offered by this prospectus. This summary is not complete and should be read together with the prospectus supplement describing the specific terms of the debt securities. The form of the indenture and form of officer’s certificate pursuant to which each series of debt securities will be established have been filed as exhibits to the registration statement. You should read the indenture for provisions that may be important to you. The indenture will be qualified under the Trust Indenture Act of 1939. You should refer to the Trust Indenture Act for provisions that apply to the debt securities. Whenever particular provisions or defined terms in the indenture are referred to under this “Description of Debt Securities,” those provisions or defined terms are incorporated by reference in this prospectus.

      The debt securities will rank equally with all of our other unsecured and unsubordinated debt. As of June 30, 2003, we had approximately $153 million of unsecured and unsubordinated debt that would have ranked equally with the debt securities.

      The debt securities will be effectively subordinated to all of our secured debt, including our First Mortgage Bonds, as to the collateral pledged to secure this debt. As of June 30, 2003, we had approximately $1,404 million of secured debt outstanding.

Terms of Specific Series of the Debt Securities

      A prospectus supplement relating to each series of debt securities offered by this prospectus will include a description of the specific terms relating to the offering of that series. These terms will include any of the following terms that apply to that series:

1. the title of the debt securities;

2. the total principal amount of the debt securities;

3. the date or dates on which the principal of the debt securities will be payable or how the date or dates will be determined;

4. the rate or rates at which the debt securities will bear interest, or how the rate or rates will be determined, the date or dates from which any such interest will accrue, the interest payment dates for the debt securities and the regular record dates for interest payments;

5. the percentage, if less than 100%, of the principal amount of the debt securities that will be payable if the maturity of the debt securities is accelerated;

6. any period or periods within which, or any date or dates on which, and the price or prices at which and the terms and conditions upon which, we may redeem the debt securities at our option and any restrictions on those redemptions;

7. any sinking fund or other provisions or options held by holders of debt securities that would obligate us to repurchase or otherwise redeem the debt securities;

8. any changes or additions to the events of default under the indenture or changes or additions to our covenants under the indenture;

9. the denominations of the debt securities if issued in denominations other than $1,000;

10. any currency or currencies other than United States dollars that payments in debt securities can be made;

11. any collateral, security, assurance or guarantee for the debt securities; and

12. any other terms of the debt securities not inconsistent with the terms of the indenture.

      The indenture does not limit the principal amount of debt securities that we may issue under the indenture. Our Amended and Restated Articles of Incorporation generally limit the amount of unsecured debt that we may issue to the equivalent of 20% of the total of all our secured debt and total equity. As of June 30, 2003, approximately $255 million of additional unsecured debt could have been issued under this provision.

      We may sell debt securities at a discount below their principal amount. We may describe in the prospectus supplement United States federal income tax considerations applicable to debt securities sold at an original issue discount. In addition, we may describe in the prospectus supplement important United States federal income tax or other tax considerations applicable to any debt securities denominated or payable in a currency or currency unit other than United States dollars.

      Except as we may otherwise describe in the prospectus supplement, the covenants contained in the indenture will not afford holders of debt securities protection in the event of a highly-leveraged or similar transaction involving us or in the event of a change of control.

Payment and Paying Agents

      Except as we may otherwise provide in the prospectus supplement, we will pay interest, if any, on each debt security payable on each interest payment date to the person in whose name that debt security is registered as of the close of business on the regular record date for that interest payment date. However, interest payable at maturity will be paid to the person to whom the principal is paid. If there has been a default in the payment of interest on any debt security, the defaulted interest may be paid to the holder of such debt security as of the close of business on a date to be fixed by the Trustee between 10 and 15 days prior to the date proposed by us for payment of such defaulted interest or in any other manner permitted by any securities exchange on which that debt security may be listed, if the Trustee finds it practicable.

      Unless we otherwise specify in the prospectus supplement, principal of, and premium, if any, and interest on the debt securities at maturity will be payable upon presentation of the debt securities at the corporate trust office of the Trustee in The City of New York, as our paying agent. We may change the place of payment on the debt securities, may appoint one or more additional paying agents, including us, and may remove any paying agent, all at our discretion.

      As long as the debt securities are registered in the name of The Depository Trust Company, or DTC, or its nominee, as described under the caption “Book-Entry Only Securities,” payments of principal, premium, if any, and interest will be made to DTC for subsequent disbursement to beneficial owners of the debt securities.

Registration and Transfer

      Unless we otherwise specify in the prospectus supplement, and subject to restrictions related to the issuance of debt securities through DTC’s book-entry system, the transfer of debt securities may be registered, and debt securities may be exchanged for other debt securities of the same series or tranche, of authorized denominations and with the same terms and principal amount, at the corporate trust office of the Trustee in The City of New York. We may change the place for registration of transfer and exchange of the debt securities and may designate additional places for registration and exchange. Unless we otherwise provide in the prospectus supplement, no service charge will be made for any registration of transfer or exchange of the debt securities. However, we may require payment to cover any tax or other governmental charge that may be imposed. We will not be required to execute or to provide for the registration of transfer of, or the exchange of, (1) any debt security during the 15 days prior to giving any notice of redemption or (2) any debt security selected for redemption, except the unredeemed portion of any debt security being redeemed in part.

Satisfaction and Discharge

      Subject to certain conditions, we will be discharged from our obligations on the debt securities of a particular series if we irrevocably deposit with the Trustee sufficient cash or government securities to pay the principal, interest, any premium and any other sums when due on the stated maturity date or a redemption date of that series of debt securities.

      The indenture will be deemed satisfied and discharged when no debt securities remain outstanding and when we have paid all other sums payable by us under the indenture.

Consolidation, Merger and Sale of Assets

      Under the terms of the indenture, we may not consolidate with or merge into any other entity or convey, or transfer or lease our properties and assets substantially as an entirety to any entity, unless:

1. the surviving or successor entity is organized and validly existing under the laws of any domestic jurisdiction and it expressly assumes our payment obligations on all outstanding debt securities and our obligations under the indenture;

2. immediately after giving effect to the transaction, no event of default and no event which, after notice or lapse of time or both, would become an event of default, shall have occurred and be continuing; and

3. we shall have delivered to the Trustee an officer’s certificate and an opinion of counsel as provided in the indenture.

Upon the consummation of any such transaction, the surviving or successor entity will succeed to our rights and powers under the indenture and, except in the case of a lease, we shall be relieved of all obligations and covenants under the indenture and the outstanding debt securities. The terms of the indenture do not restrict us in a merger in which we are the surviving entity.

Events of Default

      “Event of default,” when used in the indenture with respect to any series of debt securities, means any of the following:

1. failure to pay interest on any debt security of that series for 60 days after it is due;

2. failure to pay the principal of or any premium on any debt security of that series when due;

3. failure to perform any other covenant in the indenture, other than a covenant that does not relate to that series of debt securities, that continues for 60 days after we receive written notice from the Trustee, or after we and the Trustee receive a written notice from the holders of at least 33% in principal amount of the outstanding debt securities of that series; however, the Trustee or the Trustee and the holders of that principal amount of debt securities of that series can agree to an extension of the 60 day period and such an agreement to extend will be automatically deemed to occur if we are diligently pursuing action to correct the default;

4. events in bankruptcy, insolvency or our reorganization specified in the indenture; or

5. any other event of default specified for that series of debt securities.

      An event of default for a particular series of debt securities does not necessarily constitute an event of default for any other series of debt securities issued under the indenture. The Trustee may withhold notice to the holders of debt securities of any default, except default in the payment of principal, premium, if any, or interest, if it considers the withholding of notice to be in the interests of holders.

Remedies

Acceleration of Maturity

      If an event of default for any series of debt securities occurs and continues, then either the Trustee or the holders of at least 33% in principal amount of that series may declare the entire principal amount of all the debt securities of that series, together with accrued interest, to be due and payable immediately. However, if the event of default is applicable to more than one series of debt securities under the indenture, only the Trustee or holders of at least 33% in aggregate principal amount of the outstanding debt securities of all affected series, voting as one class, and not the holders of any one series, may make that declaration of acceleration.

      At any time after a declaration of acceleration with respect to the debt securities of any series has been made and before a judgment or decree for payment of the money due has been obtained, the event of default giving rise to that declaration of acceleration will be considered waived, and that declaration and its consequences will be considered rescinded and annulled, if:

1. we have paid or deposited with the Trustee a sum sufficient to pay:

a. all overdue interest on all debt securities of that series;

b. the principal of and premium, if any, on any debt securities of that series which have otherwise become due and interest that is currently due;

c. interest on overdue interest; and

d. all amounts due to the Trustee under the indenture; and

2. any other event of default with respect to the debt securities of that series has been cured or waived as provided in the indenture.

However, no such waiver or rescission and annulment shall extend to or shall affect any subsequent default or impair any related right.

Right to Direct Proceedings

      Other than its duties in case of an event of default, the Trustee is not obligated to exercise any of its rights or powers under the indenture at the request, order or direction of any of the holders, unless the holders offer the Trustee reasonable security or indemnity. If they provide this reasonable security or indemnity, the holders of a majority in principal amount of any series of debt securities will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any power conferred upon the Trustee. However, if the event of default relates to more than one series of debt securities, only the holders of a majority in aggregate principal amount of all affected series, voting as one class, will have the right to give this direction and not the holders of any one series. The Trustee is not obligated to comply with directions that conflict with law or other provisions of the indenture.

Limitation on Right to Institute Proceedings

No holder of debt securities of any series will have any right to institute any proceeding under the indenture, or any remedy under the indenture, unless:

1. the holder has previously given to the Trustee written notice of a continuing event of default;

2. the holders of a majority in aggregate principal amount of the outstanding debt securities of all series in respect of which an event of default shall have occurred and be continuing have made a written request to the Trustee, and have offered reasonable indemnity to the Trustee to institute proceedings; and

3. the Trustee has failed to institute any proceeding for 60 days after that notice, request and offer of indemnity.

However, these limitations do not apply to a suit by a holder of a debt security for payment of the principal, premium, if any, or interest on that debt security on or after the applicable due date.

Annual Notice to Trustee

      We will provide to the Trustee an annual statement by an appropriate officer as to our compliance with all conditions and covenants under the indenture.

Modification and Waiver

      Without the consent of any holder of debt securities, we may enter into one or more supplemental indentures for any of the following purposes:

1. to evidence the assumption by any permitted successor of our covenants in the indenture and in the debt securities;

2. to add additional covenants or to surrender any of our rights or powers under the indenture;

3. to add additional events of default;

4. to change or eliminate any provision of the indenture or to add any new provision to the indenture; provided, however, if the change, elimination or addition will adversely affect the interests of the holders of debt securities of any series in any material respect, the change, elimination or addition will become effective only:

a) when the consent of the holders of debt securities of that series has been obtained in accordance with the indenture; or

b) when no debt securities of the affected series remain outstanding under the indenture;

5. to provide collateral security for all but not part of the debt securities;

6. to establish the form or terms of debt securities of any series as permitted by the indenture;

7. to provide for the authentication and delivery of bearer securities and coupons attached thereto;

8. to evidence and provide for the acceptance of appointment of a successor Trustee;

9. to provide for the procedures required for use of a non-certificated system of registration for the debt securities of all or any series;

10. to change any place where principal, premium, if any, and interest shall be payable, debt securities may be surrendered for registration of transfer or exchange and notices to us may be served; or

11. to cure any ambiguity or inconsistency or to make any other change to the provisions or to add other provisions with respect to matters or questions arising under the indenture; provided that the action does not adversely affect the interests of the holders of debt securities of any series in any material respect.

      The holders of a majority in aggregate principal amount of the debt securities of all series then outstanding may waive our compliance with some restrictive provisions of the indenture. The holders of a majority in principal amount of the outstanding debt securities of any series may waive any past default under the indenture with respect to that series, except a default in the payment of principal, premium, if any, or interest and certain covenants and provisions of the indenture that cannot be modified or be amended without the consent of the holder of each outstanding debt security of the series affected.

      If the Trust Indenture Act of 1939 is amended after the date of the indenture in such a way as to require changes to the indenture, the indenture will be deemed to be amended so as to conform to that amendment to the Trust Indenture Act of 1939. We and the Trustee may, without the consent of any holders, enter into one or more supplemental indentures to evidence that amendment.

      The consent of the holders of a majority in aggregate principal amount of the debt securities of all series then outstanding, voting as one class, is required for all other modifications to the indenture. However, if less than all of the series of debt securities outstanding are directly affected by a proposed supplemental indenture, then the consent only of the holders of a majority in aggregate principal amount of all series that are directly affected, voting as one class, will be required. No supplemental indenture may:

1. change the stated maturity of the principal of, or any installment of principal of or interest on, any debt security, or reduce the principal amount of any debt security or its rate of interest or change the method of calculating the interest rate or reduce any premium payable upon redemption, or reduce the amount of principal that would be due and payable upon a declaration of acceleration of the maturity thereof, or change the currency in which payments are made, or impair the right to institute suit for the enforcement of any payment on or after the stated maturity of any debt security, without the consent of the holder of that debt security;

2. reduce the percentage in principal amount of the outstanding debt securities of any series the consent of the holders of which is required for any supplemental indenture or any waiver of compliance with a provision of the indenture or any default thereunder and its consequences, or reduce the requirements for quorum or voting, without the consent of all the holders of the series; or

3. modify some of the provisions of the indenture relating to supplemental indentures, waivers of certain covenants and waivers of past defaults with respect to the debt securities of any series, without the consent of the holder of each outstanding debt security affected thereby.

      A supplemental indenture which changes the indenture solely for the benefit of one or more particular series of debt securities, or modifies the rights of the holders of debt securities of one or more series, will not affect the rights under the indenture of the holders of the debt securities of any other series.

      The indenture provides that debt securities owned by us, anyone else required to make payment on the debt securities or any affiliate of ours shall be disregarded and considered not to be outstanding in determining whether the required holders have given a request or consent.

      We may fix in advance a record date to determine the required number of holders entitled to give any request, demand, authorization, direction, notice, consent, waiver or other such act of the holders, but we shall have no obligation to do so. If we fix a record date, that request, demand, authorization, direction, notice, consent, waiver or other act of the holders may be given before or after that record date, but only the holders of record at the close of business on that record date will be considered holders for the purposes of determining whether holders of the required percentage of the outstanding debt securities have authorized or agreed or consented to the request, demand, authorization, direction, notice, consent, waiver or other act of the holders. For that purpose, the outstanding debt securities shall be computed as of the record date. Any request, demand, authorization, direction, notice, consent, election, waiver or other act of a holder will bind every future holder of the same debt securities and the holder of every debt security issued upon the registration of transfer of or in exchange of those debt securities. A transferee will be bound by acts of the Trustee or us in reliance thereon, whether or not notation of that action is made upon the debt security.

Resignation of Trustee

      A Trustee may resign at any time by giving written notice to us or may be removed at any time by act of the holders of a majority in principal amount of all series of debt securities then outstanding delivered to the Trustee and us. No resignation or removal of a Trustee and no appointment of a successor Trustee will be effective until the acceptance of appointment by a successor Trustee. So long as no event of default or event which, after notice or lapse of time, or both, would become an event of default has occurred and is continuing and except with respect to a Trustee appointed by act of the holders, if we have delivered to the Trustee a resolution of our board of directors appointing a successor Trustee and such successor has accepted the appointment in accordance with the terms of the respective indenture, the Trustee will be deemed to have resigned and the successor will be deemed to have been appointed as Trustee in accordance with the indenture.

Notices

      Notices to holders of debt securities will be given by mail to the addresses of such holders as they appear in the security register under the indenture.

Title

      We, the Trustee, and any of our agents or any agent of the Trustee, may treat the person in whose name debt securities are registered as the absolute owner thereof, whether or not the debt securities may be overdue, for the purpose of making payments and for all other purposes irrespective of notice to the contrary.

Governing Law

      The indenture and the debt securities will be governed by, and construed in accordance with, the laws of the State of New York.

BOOK-ENTRY ONLY SECURITIES

      Unless otherwise specified in the applicable prospectus supplement, DTC will act as securities depositary for the securities offered by this prospectus. The securities will be issued only as fully registered securities registered in the name of Cede & Co., DTC’s partnership nominee, or such other name as may be registered by an authorized representative of DTC. One or more fully registered certificates will be issued for each series of securities, representing the aggregate principal amount of that series of securities, and will be deposited with DTC or its custodian.

      DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds and provides asset servicing for United States and foreign equity issues, corporate and municipal debt issues, and money market instruments from countries that DTC participants (“Direct Participants”) deposit with DTC. DTC also facilitates the post-trade settlement among Direct Participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between the accounts of Direct Participants, thereby eliminating the need for physical movement of securities certificates. Direct Participants include both United States and foreign securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is a wholly owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC is, in turn, owned by a number of Direct Participants of DTC and members of the National Securities Clearing Corporation, Government Securities Clearing Corporation, MBS Clearing Corporation, and Emerging Markets Clearing Corporation, all of which clearing corporations are subsidiaries of DTCC, as well as by The New York Stock Exchange, Inc., the American Stock Exchange LLC,

and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to other entities such as both United States and foreign securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants” and, together with Direct Participants, the “Participants”). The DTC rules applicable to its Participants are on file with the SEC.

      Purchases of securities under the DTC system must be made by or through Direct Participants, which will receive a credit for the securities on the records of DTC. The ownership interest of each actual purchaser of a security (“Beneficial Owner”) is in turn to be recorded on the records of the Direct Participant or the Indirect Participant. Beneficial Owners will not receive written confirmation from DTC of their purchase. Beneficial Owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct Participant or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the securities are to be accomplished by entries made on the books of Direct Participants and Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in the securities, except in the event that use of the book-entry system for the securities is discontinued.

      To facilitate subsequent transfers, all securities deposited by Direct Participants with DTC are registered in the name of Cede & Co., the partnership nominee of DTC, or such other name as may be requested by an authorized representative of DTC. The deposit of the securities with DTC and their registration in the name of Cede & Co. or such other DTC nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the securities; the records of DTC reflect only the identity of the Direct Participants to whose accounts such securities are credited, which may or may not be the Beneficial Owners. The Direct Participants and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

      Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. Beneficial Owners of securities may wish to take certain steps to augment the transmission to them of notices of significant events with respect to the securities, such as redemptions, tenders, defaults, and proposed amendments to the Mortgage or the indenture. For example, Beneficial Owners of securities may wish to ascertain that the nominee holding the securities for their benefit has agreed to obtain and to transmit notices to Beneficial Owners. In the alternative, Beneficial Owners may wish to provide their names and addresses to the applicable trustee and request that copies of notices be provided directly to them.

      Redemption notices shall be sent to DTC. If less than all of the securities of a particular series are being redeemed, the practice of DTC is to determine by lot the amount of the interest of each Direct Participant in such series to be redeemed.

      Neither DTC nor Cede & Co. nor any other DTC nominee will consent or vote with respect to the securities unless authorized by a Direct Participant in accordance with DTC procedures. Under its usual procedures, DTC mails an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns the consenting or voting rights of Cede & Co. to those Direct Participants to whose accounts securities are credited on the record date, identified in a listing attached to the omnibus proxy.

      Redemption proceeds, principal payments, interest payments, and any premium payments on the securities will be made to Cede & Co. or such other nominee as may be requested by an authorized representative of DTC. The practice of DTC is to credit the accounts of Direct Participants, upon the receipt by DTC of funds and corresponding detail information from us or the applicable trustee, on the payable date in accordance with their respective holdings shown on the records of DTC. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practice, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such Participant and not of DTC or its nominee, the applicable trustee, any underwriters or dealers or agents, or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of redemption proceeds, principal, interest, and any premium on the securities to Cede & Co. or such other nominee as may be requested by an authorized representative of DTC is the responsibility of either the applicable trustee or us, disbursement of such payments to Direct Participants will be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners will be the responsibility of Direct Participants and Indirect Participants.

      A Beneficial Owner shall give notice to elect to have its securities purchased or tendered, through its Participant, to the tender or remarketing agent and shall effect delivery of such securities by causing the Direct Participant to transfer the interest of the Participant in the securities, on the records of DTC, to the tender or remarketing agent. The requirement for physical delivery of the securities in connection with an optional tender or a mandatory purchase will be deemed satisfied when the ownership rights in the securities are transferred by Direct Participants on the records of DTC and followed by a book-entry credit of tendered securities to the DTC account of the tender or remarketing agent.

      DTC may discontinue providing its services as depository with respect to the securities at any time by giving reasonable notice to the applicable trustee or us. Under such circumstances, in the event that a successor depository is not obtained, certificates for the securities are required to be printed and delivered.

      We may decide to discontinue use of the system of book-entry transfers through DTC or a successor securities depository. In that event, certificates for the securities will be printed and delivered.

      The information in this section concerning DTC and its book-entry system has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy thereof.

EXPERTS AND LEGALITY

      The financial statements and related financial statement schedule incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended December 31, 2002 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

      The validity of the securities will be passed upon for us by Friday, Eldredge & Clark, LLP, Little Rock, Arkansas and Thelen Reid & Priest LLP, New York, New York, and for any underwriters, dealers or agents by Pillsbury Winthrop LLP, New York, New York. All legal matters pertaining to our organization, titles to property, franchises and the lien of the Mortgage and all matters pertaining to Arkansas, Missouri, Tennessee and Wyoming law will be passed upon only by Friday, Eldredge & Clark, LLP.

      The statements in this prospectus as to matters of law and legal conclusions made under “Description of the First Mortgage Bonds — Security,” have been reviewed by Friday Eldredge & Clark, LLP, and are set forth herein in reliance upon the opinion of said counsel, and upon their authority as experts.

PLAN OF DISTRIBUTION

Methods and Terms of Sale

      We may use a variety of methods to sell the securities including:

1. through one or more underwriters or dealers;

2. directly to one or more purchasers;

3. through one or more agents; or

4. through a combination of any such methods of sale.

      The prospectus supplement relating to a particular series of the securities will set forth the terms of the offering of the securities, including:

1. the name or names of any underwriters, dealers or agents and any syndicate of underwriters;

2. the initial public offering price;

3. any underwriting discounts and other items constituting underwriters’ compensation;

4. the proceeds we receive from that sale; and

5. any discounts or concessions allowed or reallowed or paid by any underwriters to dealers.

Underwriters

      If we sell the securities through underwriters, they will acquire the securities for their own account and may resell them from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The underwriters for a particular underwritten offering of securities will be named in the prospectus supplement and, if an underwriting syndicate is used, the managing underwriter or underwriters will be named on the cover page. In connection with the sale of securities, the underwriters may receive compensation from us or from purchasers in the form of discounts, concessions or commissions. The obligations of the underwriters to purchase securities will be subject to certain conditions. The underwriters will be obligated to purchase all of the securities of a particular series if any are purchased. However, the underwriters may purchase less than all of the securities of a particular series should certain circumstances involving a default of one or more underwriters occur.

      The initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers by any underwriters may be changed from time to time.

Stabilizing Transactions

      Underwriters may engage in stabilizing transactions and syndicate covering transactions in accordance with Rule 104 under the Securities Exchange Act of 1934. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the securities in the open market after the distribution has been completed in order to cover syndicate short positions. These stabilizing transactions and syndicate covering transactions may cause the price of the securities to be higher than it would otherwise be if such transactions had not occurred.

Agents

      If we sell the securities through agents, the prospectus supplement will set forth the name of any agent involved in the offer or sale of the securities as well as any commissions we will pay to them. Unless otherwise indicated in the prospectus supplement, any agent will be acting on a best efforts basis for the period of its appointment.

Related Transactions

      Underwriters, dealers and agents (or their affiliates) may engage in transactions with, or perform services for, us or our affiliates in the ordinary course of business.

Indemnification

      We will agree to indemnify any underwriters, dealers, agents or purchasers and their controlling persons against certain civil liabilities, including liabilities under the Securities Act of 1933.

Listing

      Unless otherwise specified in the applicable prospectus supplement, the securities will not be listed on a national securities exchange or the Nasdaq Stock Market. No assurance can be given that any broker-dealer will make a market in any series of the securities and, in any event, no assurance can be given as to the liquidity of the trading market for any of the securities.